Exhibit 99.2

Excerpted quotes of Tom Johnstone, President and Chief Executive Officer of AB SKF, from article in Dagens Industri, dated September 6, 2013 and translated from Swedish

“The purchase is absolutely in line with our strategy and financial goals. I get a good complement to our products and Kaydon’s geographic presence and customer base is a good complement to SKF.”

“It is good that we strengthen our presence in the US, but it also gives us the possibility to take their products through our global channels. There is a big upside.”

“The product portfolio fits into four of our technical platforms: bearings, seals, mechatronics and service. Filtration is on the border of lubrication and service.”

“No we have not. There are rules to follow and we are following them.”

“It is a price that reflects the value of Kaydon and will give value to their shareholders. There is a multiple of 12.7 times EBITDA. If we didn’t think the price was right, we would not have gone forward with the offer. At the same time we are paying a bid premium of 22%, which is not alot.”

“This of course increases our debt and we will be above our goal, but it will be a short time. A strong balance sheet and a strong rating are important to us and we will work to keep us on the target.”